Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Carroll, Amelia M.	2. Issuer Name and Ticker or Trading Symbol Katy Industries, Inc. (KT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) c/o Katy Industries, Inc. 765 Straits Turnpike, Suite 2000	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/21/2002
(Street) Middlebury, CT 06762		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	08/20/2001	08/20/2001	J Note 1.		500	A		See below	I	By Spouse
Common Stock	05/30/2002	05/30/2002	J Note 1.		500	A		181,239	I	By Spouse
Common Stock								797,693	I	Note 2.
Common Stock								2,073,436	I	Note 3.
Common Stock								2,106	I	By Spouse in Note 5. plan
Common Stock								8,729	D
Common Stock	01/21/2002	01/21/2002	J Note 4.		2	D	$4.34	See below	I	Note 5.
Common Stock	04/22/2002	04/22/2002	J Note 4.		3	D	$6.18	See below	I	Note 5.
Common Stock	07/22/2002	07/22/2002	J Note 4.		1	D	$3.80	See below	I	Note 5.
Common Stock	10/21/2002	10/21/2002	J Note 4.		2	D	$3.50	2,106	I	Note 5.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$4.74	06/29/2001	06/29/2001	J Note 6.		2,000		06/29/2001	06/29/2011	Common Stock	2,000		See below	I	By Spouse
Stock Options	$5.15	05/30/2002	05/30/2002	J Note 6.		2,000		05/30/2002	05/30/2012	Common Stock	2,000		16,000	I	By Spouse
Stock Options		12/28/2001	12/28/2001	J Note 7.			10,000			Common Stock	10,000		0	D	Note 7.
Explanation of Responses:

1. Amelia Carroll's membership on the Katy Industries, Inc. Board of Directors terminated on June 28, 2001, at which time the company ceased filing Section 16 reports on her behalf. It has been determined that she should continue as a Section 16 filer as she is a 10% owner as a result of indirect beneficial ownership holdings that she has as the result of her position as a trustee on various trusts.

Mrs. Carroll's husband, Wallace E. Carroll, Jr., continues to serve as a Katy board member. He received stock grants of 500 shares each in 2001 and 2002 for board membership compensation. These grants are reported here due to the spousal relationship.

2. Members of the Reporting Person's immediate family are beneficiaries of the Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), the Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust), the Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr.(the "WEC Jr. '61 Trust), and the Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. (the "WEC Jr. '62 Trust). The WEC Jr. '57 Trust, WEC Jr. '58 Trust, WEC Jr. '61 Trust, and WEC Jr. '62 Trust directly beneficially own 2,151; 603,000; 11,881; and 180,661 shares of the Issuer's outstanding stock (the "Shares"), respectively, for an aggregate of 797,693 shares. The Reporting Person may be deemed to have an indirect pecuniary interest in such shares to the extent that the members of her immediate family living in the same household are beneficiaries of the trusts.

3. CRL, Inc. ("CRL") directly beneficially owns 2,073,436 shares. As the stockholders of CRL, the WEC Jr. '57 Trust, the WEC Jr. '58 Trust, and the spouse of the Reporting Person may be deemed to indirectly beneficially own such shares. The Reporting Person may be deemed to have in indirect pecuniary interest in the Shares indirectly beneficially owned by the WEC Jr. '57 Trust and the WEC Jr. '58 Trust through CRL to the extent that the members of her immediate family living in the same household are beneficiaries of those trusts and as the spouse of a stockholder of CRL.

4. Sale of Katy shares by rabbi trust for Katy Supplemental Retirement Plan for the purpose of paying plan expenses.

5. Shares held by rabbi trust for Katy Supplemental Retirement Plan.

6. Amelia Carroll's membership on the Katy Industries, Inc. Board of Directors terminated on June 28, 2001, at which time the company ceased filing Section 16 reports on her behalf. It has been determined that she should continue as a Section 16 filer as she is a 10% owner as a result of indirect beneficial ownership holdings that she has as the result of her position as a trustee on various trusts.

Mrs. Carroll's husband, Wallace E. Carroll, Jr., continues to serve as a Katy board member. He received grants of stock options of 2000 options each in 2001 and 2002 for board membership compensation. These grants are reported here due to the spousal relationship.

7. Amelia Carroll's membership on the Katy Industries, Inc. Board of Directors terminated on June 28, 2001, at which time the company ceased filing Section 16 reports on her behalf. It has been determined that she should continue as a Section 16 filer as she is a 10% owner as a result of indirect beneficial ownership holdings that she has as the result of her position as a trustee on various trusts.

Mrs. Carroll had held 10,000 stock options previously granted to her during her membership on the Board of Directors. Per provisions of the Non-Employee Directors' Stock Plan, those options terminated six months following her termination from the Board of Directors.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Amelia M. Carroll **Signature of Reporting Person Amelia M. Carroll	10/23/2002 Date
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